[LETTERHEAD OF TOMKINS]

                                                                Date 22 May 2003
                                                                Page 1 of 22

     UNAUDITED FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 5 APRIL 2003

CONTENTS                                                                   Page

1. Highlights                                                                2

2. Board statement                                                           3

3. Operating review                                                          5

4. Financial review                                                          9

5. Financial information in sterling under UK GAAP                          12

6. Financial information in US dollars under US GAAP                        19

NOTES

1. Following the change of the Group's accounting reference date from 30 April to 31 December, which was accomplished by using an eight-month accounting period from 1 May 2002 to 31 December 2002, the Group is now reporting its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP.

2. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information and compares unaudited results for the 95 day period from 1 January 2003 to 5 April 2003 ("Q1 2003") with unaudited pro forma results extracted from the management accounts for the 98 day period from 23 December 2001 to 30 March 2002 ("Q1 2002").

3. Around 70 per cent of the Group's businesses are based in the United States of America and financial information has been translated at the average rate of (pound)1=$1.59 compared with (pound)1=$1.43 in the first quarter of 2002, reflecting an 11.2 per cent reduction in the US dollar sterling exchange rate.

1.   HIGHLIGHTS

     . Reported sales in the quarter were (pound)819.5 million (Q1 2002:(pound)862.4 million). This represents an underlying increase of
          5.9 per cent (see note below).

     . Reported operating profit before operating exceptional items and goodwill amortisation was (pound)67.4 million (Q1 2002:(pound)71.4 million). This represents an underlying increase of 9.4 per cent.

     . The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit before goodwill amortisation by (pound)71.8 million and (pound)8.1 million respectively.

     . Operating profit before goodwill amortisation was (pound)61.5 million (Q1 2002:(pound)62.2 million).

     . Industrial and Automotive reported a particularly strong improvement with underlying increases in sales and operating profit before operating exceptional items and goodwill amortisation of 10.0 per cent and 26.5 per cent respectively.

     . Operating exceptional items before taxation were (pound)5.9 million (Q1 2002:(pound)9.2 million)

     . Profit before tax was (pound)61.0 million (Q1 2002:(pound)61.6 million)

     . Basic earnings per share were 4.28 pence (Q1 2002: 4.42 pence per share)

     . Strong net cash position of (pound)171.5 million (31 December 2002:(pound)157.6 million)

     . Operating income before goodwill amortisation in US dollars under US GAAP was $111.3 million (Q1 2002: $83.8 million)

NOTE
In this announcement, the term "underlying" indicates the amount is adjusted for the effects of currency translation, acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial statements and details of how these figures and ratios have been arrived at are set out on page 18.

Jim Nicol, Chief Executive Officer, commented:

"We have made good progress so far in 2003 as our focus upon product innovation, technology and manufacturing excellence has helped us to achieve underlying sales and operating profits ahead of last year. We have also announced the first significant acquisition of a producer of components and systems for the powertrain / drivetrain, one of the areas of strategic focus, with the offer for Stackpole Limited. Whilst we do not anticipate that market conditions for the year as a whole will change significantly from those we expected at the time of the preliminary results announcement in March, we will continue to benefit operationally from the effects of successfully completed strategic manufacturing initiatives and the implementation of lean manufacturing."

2.   BOARD STATEMENT

Summary of results

                                                                                      UNAUDITED
                                                              UNAUDITED            THREE MONTHS TO
                                                           THREE MONTHS TO          30 MARCH 2002
                                                            5 APRIL 2003             (PRO FORMA)
                                                           ---------------         ----------------
                                                           (pound) MILLION         (pound) MILLION
                                                           ---------------         ----------------
Sales                                                                819.5                    862.4
Operating profit before operating exceptional items/(1)/              67.4                     71.4
Operating margin before operating exceptional items/(1)/               8.2%                     8.3%
Operating exceptional items                                           (5.9)                    (9.2)
Operating profit/(1)/                                                 61.5                     62.2
Profit before tax                                                     61.0                     61.6
Profit after tax                                                      44.6                     45.4
Basic earnings per share/(1)/                                         4.28 pence               4.42 pence
Net cash                                                             171.5                    157.6

(1) Before goodwill amortisation

In the first quarter of 2003, underlying sales were up by 5.9 per cent and operating profit (before operating exceptional items and goodwill amortisation) up by 9.4 per cent. Reported sales and operating profit (before operating exceptional items and goodwill amortisation) declined by 5.0 per cent and 5.6 per cent respectively.

Industrial & Automotive produced strong underlying increases in sales and operating profit in generally flat markets through market share gains and the introduction of innovative new products. The reported performance of Air Systems Components reflected the greater than expected weakness in the non-residential construction market, where margins tend to be higher, and some one-off operating costs arising from the accelerated closure of five facilities. The businesses in Engineered & Construction Products generally performed satisfactorily.

Operating exceptional items before taxation were (pound)5.9 million (Q1 2002:
(pound)9.2 million), resulting from further restructuring costs associated with strategic manufacturing initiatives and the recently announced planned closure of Hattersley Newman Hender's facility in Ormskirk, Lancashire.

Interest charge was (pound)0.5 million (Q1 2002: (pound)2.1 income) and profit before taxation was (pound)61.0 million (Q1 2002: (pound)61.6 million). Basic earnings per share were 4.28 pence (Q1 2002: 4.42 pence)

As previously announced, the dividend payment timetable has changed as a result of the new accounting reference date. The next dividend will be an interim dividend, which will be declared alongside the publication of the Group's second quarter and interim results on 28 August 2003 for payment in November 2003.

OFFER FOR STACKPOLE LIMITED

As a first step in the implementation of our strategy to increase our presence in the automotive powertrain/drivetrain market, we announced on 30 April 2003 the terms of a recommended offer for Stackpole Limited, a leading Canadian manufacturer of highly engineered, technologically differentiated powertrain components, systems and assemblies, primarily for the automotive original equipment market. The offer values Stackpole Limited at around Cdn $331 million (approximately (pound)143 million), to be financed out of the Group's existing cash resources. Irrevocable acceptances have been received in respect of 52.3 per cent of the fully diluted share capital of Stackpole Limited. The formal offer document was posted to the shareholders of Stackpole Limited on 12 May 2003 and the offer remains open until 17 June 2003. On 8 May 2003, Stackpole announced results for the three months to 31 March 2003 and reported sales and operating profit ahead by 23.9 per cent and 15.1 per cent respectively compared to the first quarter of 2002.

OUTLOOK

Whilst we do not anticipate that market conditions for the year as a whole will change significantly from those we expected at the time of the preliminary results announcement in March, we will continue to benefit operationally from the effects of successfully completed strategic manufacturing initiatives and the implementation of lean manufacturing. Reported results in the first quarter were adversely affected by the weakness of the dollar and any continued weakness against sterling would further impact the reported sterling results.

3.   OPERATING REVIEW

INDUSTRIAL & AUTOMOTIVE

                                                        UNAUDITED
                                      UNAUDITED       THREE MONTHS TO
                                    THREE MONTHS TO    30 MARCH 2002
                                     5 APRIL 2003       (PRO FORMA)
                                   ----------------   ---------------
                                   (pound) MILLION    (pound) MILLION
                                   ----------------   ---------------
Sales                                         512.4             515.6
Operating profit/(1)/                          50.9              46.6
Operating margin/(1)/                           9.9%              9.0%

(1) Before operating exceptional items and goodwill amortisation

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Power Transmission, Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stant, Schrader and Trico.

The Industrial & Automotive business group produced a very good performance with underlying sales up 10.0 per cent against a background of generally flat demand in its markets. Each of its divisions showed meaningful growth with particularly strong performances from Power Transmission and Wiper Systems. This improved sales performance, together with the emerging cost savings from our recent strategic manufacturing initiatives and focus upon lean manufacturing, resulted in improved operating margins and a substantial underlying increase in operating profit before operating exceptional items and goodwill amortisation of 26.5 per cent.

In Power Transmission, Gates' market leading technology and global presence enabled it to make further progress across each of its product groupings and geographical regions. Although its major markets have yet to show any significant improvement, it was able to achieve growth through good market share gains and product innovation. During the quarter, considerable effort has been put into positioning the business for the future. The recent creation of a dedicated Engine Systems team will drive the further development and commercialisation of its engine modules and systems such as the GEM 10 front end accessory drive cassette and the electromechanical drive stop - start system. The number of automotive original equipment manufacturers expressing interest in these concepts has increased and discussions are continuing. In the aftermarket, there has been good progress in expanding Power Transmission's presence in Europe and Asia. In the industrial market, there is a programme to increase the range of industries served, with particular focus upon the recreational, outdoor power equipment and marine markets.

Fluid Power improved underlying sales and operating profit. Although its mainly industrial markets remained flat, it increased market share in both the original equipment and replacement markets with products such as very high-pressure hose and a new range of threadless connectors.

Wiper Systems produced a good underlying performance with recent platform wins and restructuring benefits helping sales and operating profit. Its sales into the aftermarket improved with a return to more normal winter weather in the USA. Also it benefited from actions taken, mainly through re-engineering and a reduction in manufacturing cost, to improve margins on some platform sales. Trico's beam blade has already been specified for four new platforms and further new business is expected to arise from current discussions with automotive manufacturers. Plans are also being put in place to launch the beam blade in the aftermarket.

Automotive Fluid Systems' sales of closure caps, thermostats and valves showed good improvement. The increasing need for greater fuel efficiency and ever-stricter environmental legislation is helping to achieve good penetration of new products. Schrader Electronics is now building up its production to meet the significant increases in shipments of its market leading remote tyre pressure monitoring systems as automotive manufacturers in the USA begin to install them in response to the TREAD Act.

AIR SYSTEMS COMPONENTS

                                                         UNAUDITED
                                      UNAUDITED       THREE MONTHS TO
                                    THREE MONTHS TO    30 MARCH 2002
                                     5 APRIL 2003       (PRO FORMA)
                                   ----------------   ---------------
                                   (pound) MILLION    (pound) MILLION
                                   ----------------   ---------------
Sales                                         115.8             131.8
Operating profit/(1)/                           6.9              11.9
Operating margin/(1)/                           6.0%              9.0%

(1) Before operating exceptional items and goodwill amortisation

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning ("HVAC") market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

During the quarter, the Air Systems Components business group had to contend with difficult trading conditions in its major market, US non-residential construction, alongside the implementation of plans to further rationalise its US manufacturing base. Year on year the US non-residential construction market, which represents around 60 per cent of Air Systems Components' sales, declined much further than expected with square footage reducing by 13 per cent. US residential construction, measured by housing starts, showed a modest increase of 2.4 per cent. Overall underlying sales were 2.1 per cent below the corresponding quarter last year, which was a sound performance in these difficult market conditions. Sales of Lau products into the industrial market were weak, offset in part by a good performance at Ruskin where the integration of the recently acquired Johnson Controls Inc's damper business is going well.

Operating profits before operating exceptional items were (pound)6.9 million (Q1 2002: (pound)11.9 million). The results in the quarter were reduced by (pound)3.4 million arising from additional manufacturing costs and operational inefficiencies associated with the transfer of production from the five closed manufacturing facilities to other plants within Air Systems Components. Excluding these additional charges, the underlying decrease in operating profit would have been only 2.8 per cent and operating margins would have been 8.9 per cent. We are confident the actions we have taken will establish a reduced cost base to ensure profitability recovers to satisfactory levels.

ENGINEERED & CONSTRUCTION PRODUCTS

                                                        UNAUDITED
                                      UNAUDITED       THREE MONTHS TO
                                    THREE MONTHS TO    30 MARCH 2002
                                     5 APRIL 2003       (PRO FORMA)
                                   ----------------   ---------------
                                   (pound) MILLION    (pound) MILLION
                                   ----------------   ---------------
Sales                                         191.3             215.0
Operating profit/(1)/                          14.3              16.0
Operating margin/(1)/                           7.5%              7.4%

(1) Before operating exceptional items and goodwill amortisation

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

Overall underlying sales (including an adjustment for the sale of Lasco Composites in May 2002) were 0.9 per cent ahead of the corresponding quarter last year and operating profit (before operating exceptional items and goodwill amortisation) was up by 3.5 per cent.

Sales at Lasco Bathware were in line with the first quarter of last year with the slight increase in the US residential housing market offset by a small reduction in volumes through retail outlets.

Lasco Fittings' sales were ahead of the first quarter of last year with further expansion into export markets but higher PVC raw material prices negatively affected margins.

Philips Doors and Windows sales were also slightly ahead. Demand from residential markets remained buoyant, the manufactured housing sector showed a further decline in sales and the recreational vehicle market was mixed.

Dexter Axle, which manufactures non-drive wheels and axles, produced another good performance. Continued strength in the important industrial and utility market offset mixed demand in recreational vehicles and manufactured housing.

Material Handling experienced a further reduction in sales caused by low levels of demand in the US and European capital equipment markets, resulting in a small operating loss.

We have recently announced the planned transfer of the valve production from Ormskirk, Lancashire to our manufacturing facility in Doncaster. The integration of these two facilities will provide a more competitive cost base whilst preserving the market-leading brand of Hattersley Newman Hender. In the quarter, this resulted in an operating exceptional charge of (pound)2.9 million.

4.   FINANCIAL REVIEW

FINANCIAL RESULTS
The following tables set out the underlying movement in operating profit before and after operating exceptional items identifying the impact of currency movements, disposals and the operating exceptional items.

GROUP

                                                          /(1)/Operating profit         Operating          /(1)/Operating profit
                                                            before operating           exceptional            after operating
                                        Sales               exceptional items             items               exceptional items
                               -----------------------   ----------------------   ----------------------   ----------------------
                               (pound) million Change    (pound) million Change   (pound) million Change   (pound) million Change
                               -----------------------   ----------------------   ----------------------   ----------------------
Q1 2002 (Unaudited pro forma)           862.4                      71.4                     (9.2)                    62.2
Exchange rate effect                    (71.8)                     (8.9)                     0.8                     (8.1)
----------------------------------------------------------------------------------------------------------------------------------
At constant exchange rates              790.6                      62.5                     (8.4)                    54.1
Disposals                               (17.9)    (2.3)%           (1.0)   (1.6)%              -       -             (1.0)   (1.8)%
Restructuring charges                       -        -                -       -              2.5   (29.8)%            2.5     4.6%
Underlying change                        46.8      5.9%             5.9     9.4%               -       -              5.9    10.9%
----------------------------------------------------------------------------------------------------------------------------------
Q1 2003 (Unaudited)                     819.5                      67.4                     (5.9)                    61.5
----------------------------------------------------------------------------------------------------------------------------------

/(1)/ Before goodwill amortisation

INDUSTRIAL & AUTOMOTIVE

                                                          /(1)/Operating profit         Operating          /(1)/Operating profit
                                                            before operating           exceptional            after operating
                                        Sales               exceptional items             items               exceptional items
                               -----------------------   ----------------------   ----------------------   ----------------------
                               (pound) million Change    (pound) million Change   (pound) million Change   (pound) million Change
                               -----------------------   ----------------------   ----------------------   ----------------------
Q1 2002 (Unaudited pro forma)           515.6                      46.6                     (9.2)                    37.4
Exchange rate effect                    (38.4)                     (5.9)                     0.8                     (5.1)
----------------------------------------------------------------------------------------------------------------------------------
At constant exchange rates              477.2                      40.7                     (8.4)                    32.3
Disposals                               (12.4)    (2.6)%           (0.6)   (1.5)%              -       -             (0.6)   (1.9)%
Restructuring charges                       -        -                -       -              6.8   (81.0)%            6.8    21.1%
Underlying change                        47.6     10.0%            10.8    26.5%               -       -             10.8    33.4%
----------------------------------------------------------------------------------------------------------------------------------
Q1 2003 (Unaudited)                     512.4                      50.9                     (1.6)                    49.3
----------------------------------------------------------------------------------------------------------------------------------

/(1)/ Before goodwill amortisation

AIR SYSTEMS COMPONENTS

                                                          /(1)/Operating profit         Operating          /(1)/Operating profit
                                                            before operating           exceptional            after operating
                                        Sales               exceptional items             items               exceptional items
                               -----------------------   ----------------------   ----------------------   ----------------------
                               (pound) million Change    (pound) million Change   (pound) million Change   (pound) million Change
                               -----------------------   ----------------------   ----------------------   ----------------------
Q1 2002 (Unaudited pro forma)           131.8                      11.9                      -                       11.9
Exchange rate effect                    (13.5)                     (1.3)                     -                       (1.3)
---------------------------------------------------------------------------------------------------------------------------------
At constant exchange rates              118.3                      10.6                      -                       10.6
Restructuring charges                       -        -                -       -           (1.4)   100.0%             (1.4)  (13.2)%
Underlying change                        (2.5)    (2.1)%           (3.7)  (34.9)%            -        -              (3.7)  (34.9)%
---------------------------------------------------------------------------------------------------------------------------------
Q1 2003 (Unaudited)                     115.8                       6.9                   (1.4)                       5.5
---------------------------------------------------------------------------------------------------------------------------------

/(1)/ Before goodwill amortisation

ENGINEERED & CONSTRUCTION PRODUCTS

                                                          /(1)/Operating profit         Operating          /(1)/Operating profit
                                                            before operating           exceptional            after operating
                                        Sales               exceptional items             items               exceptional items
                               -----------------------   ----------------------   ----------------------   ----------------------
                               (pound) million Change    (pound) million Change   (pound) million Change   (pound) million Change
                               -----------------------   ----------------------   ----------------------   ----------------------
Q1 2002 (Unaudited pro forma)           215.0                      16.0                        -                     16.0
Exchange rate effect                    (19.9)                     (1.8)                       -                     (1.8)
---------------------------------------------------------------------------------------------------------------------------------
At constant exchange rates              195.1                      14.2                        -                     14.2
Disposals                                (5.5)    (2.8)%           (0.4)   (2.8)%              -       -             (0.4)   (2.8)%
Restructuring charges                       -        -                -       -             (2.9)  100.0%            (2.9)  (20.4)%
Underlying change                         1.7      0.9%             0.5     3.5%               -       -              0.5     3.5%
---------------------------------------------------------------------------------------------------------------------------------
Q1 2003 (Unaudited)                     191.3                      14.3                     (2.9)                    11.4
---------------------------------------------------------------------------------------------------------------------------------

/(1)/ Before goodwill amortisation

Around 70 per cent of the Group's businesses are based in the United States of America. In the first quarter of 2003, the dollar denominated results were translated at an average rate of (pound)1=$1.59 compared with (pound)1=$1.43 in the first quarter of 2002 which represents an 11.2 per cent reduction in the US dollar sterling exchange rate. As a consequence, sales and operating profit before goodwill amortisation for the first quarter of 2002 restated at the average exchange rate in the first quarter of 2003 would have been lower by (pound)71.8 million and (pound)8.1 million respectively.

Disposals in the period did not have a major impact and the operating exceptional items were (pound)5.9 million compared with (pound)9.2 million in the first quarter in 2002.

CASH FLOW

The cash movement over the quarter compared with the same quarter last year is summarized in the following table:

                                                       (Unaudited)      (Unaudited pro forma)
                                                      5 April 2003          30 March 2002
                                                     (pound) million       (pound) million
---------------------------------------------------------------------------------------------
Opening cash                                                   157.6                     40.9
---------------------------------------------------------------------------------------------
Net cash inflow from operating activities                       52.1                    116.4
Capital expenditure (net)                                      (30.5)                   (28.6)
---------------------------------------------------------------------------------------------
Operating cash flow                                             21.6                     87.8
Tax                                                             (3.8)                    (1.9)
Interest and dividends                                          (6.2)                    (4.2)
Other movements                                                 (4.4)                    (6.6)
---------------------------------------------------------------------------------------------
Cash flow before disposals                                       7.2                     75.1
Disposals                                                        3.8                      6.1
Translation                                                      2.9                      1.3
---------------------------------------------------------------------------------------------
Net funds movement                                              13.9                     82.5
---------------------------------------------------------------------------------------------
Closing cash                                                   171.5                    123.4
=============================================================================================

The change in the net inflow from operating activities is attributable to two main factors. In the first quarter of 2002, there was a reduction in stocks of(pound)25.7 million largely attributable to de-stocking in Industrial & Automotive. In the first quarter of 2003, there has been an increase in debtor balances of(pound)38.8 million due substantially to the increase in underlying sales in the period and to the timing of the quarter end date. The ratio of working capital to moving annual total sales in the quarter was 12.5 per cent (Q1 2002: 14.5 per cent). Capital expenditure was similar and is tracking our expectations for the year.

TAXATION
The effective rate of tax in the period is 27 per cent based on the current estimate of the charge for the year as a whole.

RESULTS PREPARED UNDER US GAAP IN US DOLLARS
Operating income from continuing operations under US GAAP in Q1 2003 was $111.3 million, compared to $70.8 million in Q1 2002. The differences between operating income under US GAAP and UK GAAP arise from the treatment of goodwill amortisation, derivatives, pension costs and share options and from the reclassification of the gain on disposal of operations.

Tomkins adopted US Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" with effect from 1 May 2002. As a result there was no goodwill amortisation charged to operating profit in Q1 2003. Operating profit for Q1 2002 is after goodwill amortisation of $13.0 million.

Net income under US GAAP, which was $80.4 million in Q1 2003, compared to $50.8 million in Q1 2002, is subject to additional adjustments relating to capitalised interest and deferred tax.

Shareholders' equity under US GAAP was $2,411.1 million, compared to $2,514.7 million in Q1 2002. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above, together with the reclassification of Tomkins own shares, held in trust under employee share ownership plans, into shareholders equity and the reclassification of the redeemable convertible cumulative preference shares out of shareholders equity.

Reconciliations of profit attributable to shareholders and of shareholders equity under UK and US GAAP are included in note 5 to the financial information prepared under UK GAAP.

5.   FINANCIAL INFORMATION IN STERLING UNDER UK GAAP

Consolidated profit and loss account prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

                                                                              Q1 2003
                                                     ----------------------------------------------------------
                                                           BEFORE
                                                         GOODWILL
                                                     AMORTISATION
                                                              AND
                                                      EXCEPTIONAL       GOODWILL    EXCEPTIONAL
                                                            ITEMS   AMORTISATION         ITEMS*           TOTAL
                                            Notes  (pound)MILLION (pound)MILLION (pound)MILLION  (pound)MILLION
---------------------------------------------------------------------------------------------------------------
Turnover - Continuing operations             1              819.5              -             -            819.5
---------------------------------------------------------------------------------------------------------------

Operating profit - Continuing operations                     61.1           (2.5)            -             58.6
Share of profits of associates                                0.4              -             -              0.4
---------------------------------------------------------------------------------------------------------------
Operating profit including associates       1&2              61.5           (2.5)            -             59.0
Profit on disposal of business                                  -              -           2.5              2.5
---------------------------------------------------------------------------------------------------------------
Profit before interest                                       61.5           (2.5)          2.5             61.5
Net interest                                                 (0.5)             -             -             (0.5)
---------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                     61.0           (2.5)          2.5             61.0
Before exceptional items                                     61.0           (2.5)            -             58.5
Exceptional items                                               -              -           2.5              2.5
Tax on profit on ordinary activities                        (16.0)           0.8          (1.2)           (16.4)
---------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after tax                      45.0           (1.7)          1.3             44.6
Equity minority interest                                     (2.3)             -             -             (2.3)
---------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                          42.7           (1.7)          1.3             42.3
Dividends on non-equity shares                               (9.3)             -             -             (9.3)
---------------------------------------------------------------------------------------------------------------
Retained profit                                              33.4           (1.7)          1.3             33.0
===============================================================================================================

EARNINGS PER SHARE
Basic                                        3               4.33p                                         4.28p
Diluted                                      3               4.29p                                         4.25p
---------------------------------------------------------------------------------------------------------------

                                                                     Q1 2002
                                                                    Pro forma
                                           ---------------------------------------------------------
                                                 Before
                                               goodwill
                                           amortisation
                                                    and
                                            exceptional       Goodwill    Exceptional
                                                  items   amortisation         items*          Total
                                         (pound)million (pound)million (pound)million (pound)million
----------------------------------------------------------------------------------------------------
Turnover - Continuing operations                  862.4              -              -          862.4
----------------------------------------------------------------------------------------------------

Operating profit - Continuing operations           62.3           (2.7)             -           59.6
Share of profits of associates                     (0.1)             -              -           (0.1)
----------------------------------------------------------------------------------------------------
Operating profit including associates              62.2           (2.7)             -           59.5
Profit on disposal of business                        -              -              -              -
----------------------------------------------------------------------------------------------------
Profit before interest                             62.2           (2.7)             -           59.5
Net interest                                        2.1              -              -            2.1
----------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax           64.3           (2.7)             -           61.6
Before exceptional items                           64.3           (2.7)             -           61.6
Exceptional items                                     -              -              -              -
Tax on profit on ordinary activities              (17.0)           0.8              -          (16.2)
----------------------------------------------------------------------------------------------------
Profit on ordinary activities after tax            47.3           (1.9)             -           45.4
Equity minority interest                           (1.6)             -              -           (1.6)
----------------------------------------------------------------------------------------------------
Profit attributable to shareholders                45.7           (1.9)             -           43.8
Dividends on non-equity shares                     (9.8)             -              -           (9.8)
----------------------------------------------------------------------------------------------------
Retained profit                                    35.9           (1.9)             -           34.0
====================================================================================================

EARNINGS PER SHARE
Basic                                              4.66p                                        4.42p
Diluted                                            4.59p                                        4.40p
----------------------------------------------------------------------------------------------------

NOTE OF HISTORICAL COST PROFITS
The profits for all periods are reported under the historical cost convention.

*Exceptional items exclude those relating to operating profit (see note 2).

Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

                                                                                       Q1 2003         Q1 2002
                                                                                                     Pro forma
                                                                          Notes (pound)MILLION  (pound)million
--------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                         4             52.1           116.4
Dividends received from associated undertakings                                            0.1             0.1
Returns on investments and servicing of finance                                           (8.7)           (4.8)
Tax paid (net)                                                                            (3.8)           (1.9)
Capital expenditure (net)                                                                (30.5)          (28.6)
Acquisitions and disposals                                                                 3.8             6.1
--------------------------------------------------------------------------------------------------------------
Net cash inflow before use of liquid resources and financing                              13.0            87.3
--------------------------------------------------------------------------------------------------------------
FINANCING
Mark to market of hedging instruments                                                        -            (6.1)
Cash flow decreasing debt and lease financing                                             (1.7)           (1.8)
--------------------------------------------------------------------------------------------------------------
Net cash outflow from financing                                                           (1.7)           (7.9)
--------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES
Cash flow decreasing/(increasing) cash on deposit and collateralized cash                 48.3           (47.1)
--------------------------------------------------------------------------------------------------------------
Increase in cash in the period                                                            59.6            32.3
==============================================================================================================

Reconciliation of net cash flow to movement in net funds prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

                                                                                  Q1 2003          Q1 2002
                                                                                                 Pro forma
                                                                           (pound)MILLION   (pound)million
----------------------------------------------------------------------------------------------------------
Increase in cash in the period                                                       59.6             32.3
Cash flow decreasing debt and lease financing                                         1.7              1.8
Cash flow (decreasing)/increasing cash on deposit and collateralized cash           (48.3)            47.1
----------------------------------------------------------------------------------------------------------
Change in net funds resulting from cash flows                                        13.0             81.2
New finance leases                                                                   (2.0)               -
Translation difference                                                                2.9              1.3
----------------------------------------------------------------------------------------------------------
Increase in net funds in the period                                                  13.9             82.5
Net funds at 31 December 2002                                                       157.6             40.9
----------------------------------------------------------------------------------------------------------
Net funds at 5 April 2003                                                           171.5            123.4
==========================================================================================================

Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

                                                            5 APRIL        30 March
                                                               2003            2002
                                                                          Pro forma
                                                     (pound)MILLION  (pound)MILLION
-----------------------------------------------------------------------------------
CAPITAL EMPLOYED
FIXED ASSETS
Intangible assets                                             170.4           190.0
Tangible assets                                               819.9           874.2
Investments                                                     8.7            10.6
-----------------------------------------------------------------------------------
                                                              999.0         1,074.8
-----------------------------------------------------------------------------------
CURRENT ASSETS
Stock                                                         415.7           433.5
Debtors                                                       674.6           709.0
Cash                                                          359.3           334.3
-----------------------------------------------------------------------------------
                                                            1,449.6         1,476.8
CURRENT LIABILITIES
Creditors: amounts falling due within one year               (523.4)         (536.7)
-----------------------------------------------------------------------------------
Net current assets                                            926.2           940.1
-----------------------------------------------------------------------------------
Total assets less current liabilities                       1,925.2         2,014.9
Creditors: amounts falling due after more
 than one year                                               (244.3)         (253.6)
Provisions for liabilities and charges                       (526.5)         (560.9)
-----------------------------------------------------------------------------------
Net assets                                                  1,154.4         1,200.4
===================================================================================

CAPITAL AND RESERVES
CALLED UP SHARE CAPITAL
Ordinary shares                                                38.7            38.6
Convertible cumulative preference shares                      337.2           337.2
Redeemable convertible cumulative preference shares           398.3           436.0
-----------------------------------------------------------------------------------
                                                              774.2           811.8
Share premium account                                          92.2            88.4
Capital redemption reserve                                     66.6            66.6
Profit and loss account                                       182.5           200.0
-----------------------------------------------------------------------------------
Shareholders' Funds                                         1,115.5         1,166.8
Equity shareholders' funds                            380.0           393.6
Non-equity shareholders' funds                        735.5           773.2
Equity minority interest                                       38.9            33.6
-----------------------------------------------------------------------------------
                                                            1,154.4         1,200.4
===================================================================================

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)

1. SEGMENTAL ANALYSIS

                                                     Turnover                      Operating profit*
                                            ------------------------------   ------------------------------
                                                  Q1 2003          Q1 2002          Q1 2003         Q1 2002
                                                                 Pro forma                       Pro forma
                                           (pound)MILLION   (pound)million   (pound)MILLION  (pound)million
By activity:
Industrial & Automotive                             512.4            515.6             49.3            37.4
Air Systems Components                              115.8            131.8              5.5            11.9
Engineered & Construction Products                  191.3            215.0             11.4            16.0
Central costs                                           -                -             (4.7)           (3.1)
-----------------------------------------------------------------------------------------------------------
                                                    819.5            862.4             61.5            62.2
Goodwill amortisation                                   -                -             (2.5)           (2.7)
-----------------------------------------------------------------------------------------------------------
                                                    819.5            862.4             59.0            59.5
===========================================================================================================
By geographical origin:
United States of America                            554.9            606.1             45.6            56.5
United Kingdom                                       54.2             59.4             (5.1)           (0.8)
Rest of Europe                                       90.5             77.4              7.4             0.2
Rest of the World                                   119.9            119.5             13.6             6.3
-----------------------------------------------------------------------------------------------------------
                                                    819.5            862.4             61.5            62.2
Goodwill amortisation                                   -                -             (2.5)           (2.7)
-----------------------------------------------------------------------------------------------------------
                                                    819.5            862.4             59.0            59.5
===========================================================================================================
Turnover by geographical destination:
United States of America                            546.2            652.7                -               -
United Kingdom                                       34.0             43.6                -               -
Rest of Europe                                      101.9             87.1                -               -
Rest of the World                                   137.4             79.0                -               -
-----------------------------------------------------------------------------------------------------------
                                                    819.5            862.4                -               -
===========================================================================================================

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive (pound)0.4 million (Q1 2002:
(pound)nil), Air Systems Components (pound)nil million (Q1 2002: (pound)nil), Engineered & Construction Products (pound)nil million (Q1 2002: loss (pound)0.1 million). The split of the goodwill amortisation charged for the period, analysed by class of business is Industrial & Automotive (pound)0.3 million (Q1 2002: (pound)0.4 million), Air Systems Components (pound)2.1 million (Q1 2002:
(pound)2.2 million), Engineered & Construction Products (pound)0.1 million (Q1 2002: (pound)0.1 million).

2. OPERATING EXCEPTIONAL ITEMS

                                                                                       Q1 2003          Q1 2002
                                                                                                      Pro forma
                                                                                (pound)MILLION   (pound)million
Operating profit is after charging the following operating exceptional items:
Restructuring costs:
Industrial & Automotive                                                                   (1.6)            (9.2)
Air Systems Components                                                                    (1.4)               -
Engineered & Construction Products                                                        (2.9)               -
---------------------------------------------------------------------------------------------------------------
Total before tax                                                                          (5.9)            (9.2)
Tax attributable                                                                           2.0              2.6
---------------------------------------------------------------------------------------------------------------
Total after tax                                                                           (3.9)            (6.6)
===============================================================================================================

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (Unaudited) continued


3. EARNINGS PER SHARE

Basic earnings per share are calculated on a profit of (pound)33.0 million (Q1 2002: (pound)34.0 million), representing the profit for the period and on 771,153,173 ordinary shares being the weighted average in issue during the period (Q1 2002: 769,819,935).

Diluted earnings per share are calculated using an adjusted weighted average number of ordinary shares of 995,689,651 (Q1 2002: 995,600,814) after allowing for the exercise of 356,403 share options (Q1 2002: 1,578,665) and for the conversion of preference shares equating to 224,180,075 ordinary shares (Q1 2002: 224,202,214). The earnings used are (pound)42.3 million (Q1 2002:
(pound)43.8 million) after adjusting for the preference dividend (pound)9.3 million (Q1 2002: (pound)9.8 million).

The directors have also presented the earnings per share before exceptional items relating to the disposal of businesses and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Basic earnings per share after operating exceptional items and before exceptional items relating to the disposal of businesses and goodwill amortisation, are calculated on profit attributable to ordinary shareholders of (pound)33.4 million (Q1 2002: (pound)35.9 million), which is stated before goodwill amortisation after tax of (pound)1.7 million (Q1 2002: (pound)1.9 million) and exceptional items relating to the disposal of businesses after tax of (pound)1.3 million (Q1 2002: (pound)nil). Diluted earnings per share before exceptional items relating to the disposal of businesses and goodwill amortisation are based on adjusted earnings of (pound)42.7 million (Q1 2002:
(pound)45.7 million).

4. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                       Q1 2003          Q1 2002
                                                                      Pro forma
                                                (pound)MILLION   (pound)million

Operating profit                                           58.6            59.6
Depreciation (net of capital government grants)            32.9            31.0
(Profit)/loss on sale of tangible fixed assets             (0.1)            0.7
Amortisation of goodwill                                    2.5             2.7
Amortisation of long term loyalty plan shares               0.1             0.2
Post-retirement benefits                                    0.1            (1.3)
Other provisions                                           (4.1)            4.3
(Increase)/decrease in stock                               (2.6)           25.7
(Increase)/decrease in debtors                            (38.8)            0.8
Increase/(decrease) in creditors                            3.5            (7.3)
-------------------------------------------------------------------------------
Net cash inflow from operating activities                  52.1           116.4
===============================================================================

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (Unaudited) continued

5. Reconciliation of the financial statements prepared under accounting principles generally accepted in the United Kingdom ("UK GAAP") to those prepared under accounting principles generally accepted in the United States of America ("US GAAP")

                                                                   Q1 2003         Q1 2002
                                                            (pound)MILLION  (pound)million
PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Net income before preference dividend under UK GAAP                 42.3              43.8
US GAAP adjustments:
Goodwill amortisation                                                2.5              (6.4)
Amortisation of intangible assets                                   (0.1)             (0.2)
Pension costs                                                        0.7               1.9
Share options                                                        1.0              (1.0)
Capitalised interest                                                 1.1               0.9
Deferred income tax                                                 (1.6)              0.9
Derivatives                                                          4.7              (4.4)
------------------------------------------------------------------------------------------
Net income under US GAAP                                            50.6              35.5
==========================================================================================

                                                               $ MILLION         $ million
Net income under US GAAP expressed in US Dollars at average
exchange rate of(pound)1 = 1.59 (Q1 2002(pound)1= $1.43)            80.4              50.8
------------------------------------------------------------------------------------------

                                                                         5 APRIL           30 March
                                                                            2003               2002
                                                                  (pound)MILLION     (pound)million
SHAREHOLDERS' EQUITY
Shareholders' equity under UK GAAP                                       1,115.5            1,166.8
US GAAP adjustments:
Pension liabilities                                                       (161.9)             (38.2)
Share options                                                                0.7                  -
Deferred income tax                                                         68.0               39.9
Investment in own shares                                                    (0.2)              (0.8)
Redeemable convertible cumulative preference shares                       (398.3)            (436.0)
Capitalised interest                                                        13.9               11.4
Derivatives                                                                  7.6               (0.8)
Goodwill (net)                                                             893.1            1,019.8
Intangibles (net)                                                            6.1                0.5
---------------------------------------------------------------------------------------------------
Shareholders equity under US GAAP                                        1,544.5            1,762.6
===================================================================================================

                                                                       $ MILLION          $ million
Shareholders' equity under US GAAP expressed in US Dollars
at closing exchange rate of (pound)1 = 1.5611
(Q1 2002 (pound)1= $1.4267)                                              2,411.1            2,514.7
---------------------------------------------------------------------------------------------------

Tomkins adopted US Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" with effect from 1 May 2002. As a result there was no goodwill amortisation charged to operating profit in Q1 2003 under US GAAP, whilst Q1 2002 included goodwill amortisation of (pound)9.1 million. A detailed explanation of the reconciling items listed above is included in the Report and Accounts for the eight months ended 31 December 2002.

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (Unaudited) continued

6. PRO FORMA INFORMATION

                                                                            Engineered &
                                             Industrial &    Air Systems    Construction         Central
                                               Automotive     Components        Products           Costs            Total
                                           (pound)million (pound)million  (pound)million  (pound)million   (pound)million
Q1 2003
Turnover                                            512.4          115.8             191.3             -            819.5
=========================================================================================================================
Operating profit before operating
 exceptional items and goodwill
 amortisation                                        50.9            6.9              14.3          (4.7)            67.4
Operating exceptional items                          (1.6)          (1.4)             (2.9)            -             (5.9)
-------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill
 amortisation                                        49.3            5.5              11.4          (4.7)            61.5
Goodwill amortisation                                (0.3)          (2.1)             (0.1)           -              (2.5)
-------------------------------------------------------------------------------------------------------------------------
Operating profit                                     49.0            3.4              11.3          (4.7)            59.0
=========================================================================================================================
Operating profit margin, before operating
 exceptional items and goodwill
 amortisation                                         9.9%           6.0%              7.5%            -              8.2%
=========================================================================================================================

Q1 2002
Turnover                                            515.6          131.8             215.0             -            862.4
=========================================================================================================================
Operating profit before operating
 exceptional items and goodwill
 amortisation                                        46.6           11.9              16.0          (3.1)            71.4
Operating exceptional items                          (9.2)             -                 -             -             (9.2)
-------------------------------------------------------------------------------------------------------------------------
Operating profit before goodwill
 amortisation                                        37.4           11.9              16.0          (3.1)            62.2
Goodwill amortisation                                (0.4)          (2.2)             (0.1)            -             (2.7)
-------------------------------------------------------------------------------------------------------------------------
Operating profit                                     37.0            9.7              15.9          (3.1)            59.5
=========================================================================================================================
Operating profit margin, before operating
 exceptional items and goodwill
 amortisation                                         9.0%           9.0%              7.4%            -              8.3%
=========================================================================================================================

6.   FINANCIAL INFORMATION IN DOLLARS UNDER US GAAP

Consolidated profit and loss account prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                                                   Q1 2003        Q1 2002
                                                                  $ million      $ million
                                                         Notes
------------------------------------------------------------------------------------------
Net sales                                                  a        1,305.5        1,233.2
Cost of sales                                                        (940.4)        (900.9)
------------------------------------------------------------------------------------------
Gross profit                                                          365.1          332.3
Selling, general and administrative expenses                         (253.8)        (261.5)
------------------------------------------------------------------------------------------
Operating income from continuing operations                a          111.3           70.8
Interest income                                                         6.2           18.9
Interest expense                                                       (5.3)         (14.6)
------------------------------------------------------------------------------------------
Income from continuing operations before taxes
 and minority interest                                                112.2           75.1
Income taxes                                                          (28.7)         (21.9)
------------------------------------------------------------------------------------------
Income from continuing operations before minority
 interest and income from associates                                   83.5           53.2
Minority interest                                                      (3.7)          (2.3)
Equity in net income of associates                                      0.6           (0.1)
------------------------------------------------------------------------------------------
Net income                                                             80.4           50.8
==========================================================================================

NET INCOME PER COMMON SHARE
Basic                                                      b           8.51c          4.78c
Diluted                                                    b           8.07c          4.77c
------------------------------------------------------------------------------------------

Consolidated cash flow statement prepared under accounting principles generally accepted in the United States of America (Unaudited)


                                                                Q1 2003      Q1 2002
                                                               $ MILLION    $ million
-------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                          80.4         50.8
Depreciation and amortisation                                       52.6         58.9
Deferred income taxes                                                2.5         (1.3)
Unremitted equity earnings                                          (0.5)         0.3
Gain on disposal of business                                        (2.1)           -
Minority interest                                                    3.7          2.3
Other non cash items (net)                                          (1.6)         1.4
(Increase)/decrease in accounts receivable                         (66.0)         7.4
(Increase)/decrease in inventory                                    (4.1)        36.8
Increase in accounts payable and accrued liabilities (net)          19.3         15.2
-------------------------------------------------------------------------------------
Net cash provided by operating activities                           84.2        171.8
-------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure                                                (48.6)       (40.9)
Proceeds from the sale of assets                                     6.9          8.7
Investment in subsidiaries                                          (0.8)           -
Other (net)                                                            -          7.2
-------------------------------------------------------------------------------------
Net cash used in investing activities                              (42.5)       (25.0)
-------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loans                                                          (2.7)        (2.5)
Dividend payments                                                  (17.8)       (22.0)
Other (net)                                                            -         (8.7)
-------------------------------------------------------------------------------------
Net cash used in financing activities                              (20.5)       (33.2)
-------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                            (12.7)        (1.9)

-------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                            8.5        111.7
Cash and cash equivalents at beginning of period                   549.3        365.5
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                         557.8        477.2
=====================================================================================

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES:
Cash received/ (paid) during the period for interest                 4.0       (14.0)
Cash paid during the period for income taxes                        (6.1)       (2.7)
Non cash investing and financing activities:
Capital lease additions                                             (3.2)          -
--------------------------------------------------------------------------------------

Consolidated balance sheets prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                                                                            5 APRIL         30 March
                                                                                               2003             2002
                                                                                          $ MILLION        $ million
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                                          557.8            477.2
Accounts receivable (net)                                                                     776.3            779.7
Inventories (net)                                                                             636.0            606.8
Deferred income taxes                                                                          49.5             30.0
Prepayments and other assets                                                                  112.4             93.3
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        2,132.0          1,987.0

Long Term Assets
Property, plant and equipment                                                               1,301.6          1,263.5
Goodwill                                                                                    1,660.2          1,726.0
Intangible assets                                                                               9.6              0.7
Deferred income taxes                                                                         123.2             74.3
Other long term assets                                                                         47.8             54.1
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                                5,274.4          5,105.6
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank loans                                                                                     26.9             38.7
Accounts payable                                                                              363.6            333.2
Other current liabilities                                                                     483.9            457.0
Taxes payable                                                                                 396.7            394.6
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   1,271.1          1,223.5

LONG TERM LIABILITIES
Bank loans, long term                                                                         263.0            262.7
Pension obligations                                                                           296.1             78.2
Post retirement obligations other than pensions                                               296.9            297.8
Other long term liabilities                                                                    53.6             58.8
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                           2,180.7          1,921.0
--------------------------------------------------------------------------------------------------------------------
Redeemable convertible cumulative preference shares, par value $50; authorised shares -
 25,200,000; issued and outstanding shares - 12,438,282 (30 March 2002: 12,439,527)           621.8            622.0
Minority interest                                                                              60.8             47.9
SHAREHOLDERS' EQUITY
Common stock, par value 0.05p; authorised shares - 1,585,164,220; issued and
 outstanding shares - 772,978,115 (30 March 2002: 771,376,211)                                 60.4             55.1
Convertible cumulative preferred stock, par value $50; authorised shares - 13,920,000;
 issued and outstanding shares - 10,507,478 (30 March 2002: 10,508,499)                       526.4            481.1
Treasury stock                                                                                 (6.9)            (5.1)
Additional paid-in capital                                                                    143.9            126.1
Retained earnings                                                                           1,910.2          1,915.0
Restricted reserves                                                                           104.0             95.0
Accumulated other comprehensive income                                                       (326.9)          (152.5)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                  2,411.1          2,514.7
--------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  5,274.4          5,105.6
====================================================================================================================

Notes to the first quarter's financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                         Q1 2003     Q1 2002
                                       $ MILLION   $ million
------------------------------------------------------------
a. ANALYSIS BY BUSINESS SEGMENT

NET SALES
Industrial & Automotive                  816.3         737.2
Air Systems Components                   184.5         188.5
Engineered & Construction Products       304.7         307.5
------------------------------------------------------------
                                       1,305.5       1,233.2
------------------------------------------------------------
OPERATING INCOME
Industrial & Automotive                   82.6          48.9
Air Systems Components                     8.9          17.3
Engineered & Construction Products        22.8          24.5
Central Costs                             (3.0)         (6.9)
------------------------------------------------------------
                                         111.3          83.8
Goodwill amortisation                        -         (13.0)
------------------------------------------------------------
                                         111.3          70.8
============================================================

Tomkins adopted US Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" with effect from 1 May 2002. As a result there was no goodwill amortisation charged to operating profit in Q1 2003 under US GAAP, whilst Q1 2002 included goodwill amortisation of $13.0 million.

b.   NET INCOME PER COMMON SHARE

Basic net income per common share is calculated on an income of $65.6 million (Q1 2002: $36.8 million), representing the net income for the period after adjusting for the preference dividend of $14.8 million (Q2 2001: $14.0 million), and on 771,153,173 ordinary shares being the weighted average in issue during the period (Q1 2002: 769,819,935).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 995,689,651 (Q1 2002: 771,398,600) after allowing for the exercise of 356,403 share options (Q1 2002: 1,578,665) and is calculated on an income of $80.4 million (Q1 2002: $36.8 million). In Q1 2003 the weighted average number of shares also allows for the conversion of preference shares equating to 224,180,075 ordinary shares and income was adjusted for the preference dividend of $14.8 million. In Q1 2002 the preference shares were anti-dilutive and therefore were excluded from the calculation.

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

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